Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Union Bankshares Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90539J109

(CUSIP Number)

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90539J109	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person PN

CUSIP No. 90539J109	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 90539J109	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 90539J109	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Québec

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person OO (Québec société en commandit)

CUSIP No. 90539J109	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person PN

CUSIP No. 90539J109	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person PN

CUSIP No. 90539J109	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Carlyle Financial Services, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. 90539J109	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons TCG Financial Services, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person PN

CUSIP No. 90539J109	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Carlyle Financial Services Harbor, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,965,963
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person PN

CUSIP No. 90539J109	Schedule 13G	Page 10 of 15

ITEM 1.	(a)	Name of Issuer:

Union Bankshares Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1051 East Cary Street, Suite 1200, Richmond, Virginia 23219

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

Carlyle Financial Services, Ltd.

TCG Financial Services, L.P.

Carlyle Financial Services Harbor, L.P.

	(b)	Address or Principal Business Office:

The address for each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd. and TCG Financial Services, L.P.. is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C. and Carlyle Financial Services Harbor, L.P. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandit. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common stock, $1.33 par value per share (“Common Stock”).

CUSIP No. 90539J109	Schedule 13G	Page 11 of 15

	(e)	CUSIP Number:

90539J109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of January 1, 2018, based upon 65,670,388 shares of Common Stock outstanding as of January 5, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	3,965,963	6.0%	0	3,965,963	0	3,965,963
The Carlyle Group L.P.	3,965,963	6.0%	0	3,965,963	0	3,965,963
Carlyle Holdings II GP L.L.C.	3,965,963	6.0%	0	3,965,963	0	3,965,963
Carlyle Holdings II L.P.	3,965,963	6.0%	0	3,965,963	0	3,965,963
TC Group Cayman Investment Holdings, L.P.	3,965,963	6.0%	0	3,965,963	0	3,965,963
TC Group Cayman Investment Holdings Sub L.P.	3,965,963	6.0%	0	3,965,963	0	3,965,963
Carlyle Financial Services, Ltd.	3,965,963	6.0%	0	3,965,963	0	3,965,963
TCG Financial Services, L.P.	3,965,963	6.0%	0	3,965,963	0	3,965,963
Carlyle Financial Services Harbor, L.P.	3,965,963	6.0%	0	3,965,963	0	3,965,963

Carlyle Financial Services Harbor, L.P. is the record holder of the shares of Common Stock Reported herein.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. By virtue of these relationships, each of the aforementioned entities may be deemed to share beneficial ownership of the shares of common stock owned by Carlyle Financial Services Harbor, L.P.

CUSIP No. 90539J109	Schedule 13G	Page 12 of 15

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 90539J109	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2018

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman Emeritus

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman Emeritus

CARLYLE HOLDINGS II GP L.L.C.

By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman Emeritus

CARLYLE HOLDINGS II L.P.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman Emeritus

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman Emeritus

CUSIP No. 90539J109	Schedule 13G	Page 14 of 15

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman Emeritus

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Director

TCG FINANCIAL SERVICES, L.P.
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Director

CUSIP No. 90539J109	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.